Exhibit 1

FOR IMMEDIATE RELEASE	24 AUGUST 2010

2010 INTERIM RESULTS

Billings up over 8% at £20.333 billion
Revenue up over 3% to £4.441 billion
Like-for-like revenue up 2.5%
Headline operating profit up over 33% to £455 million
Headline profit before tax up over 41% to £356 million
Profit before tax up 36% to £244 million
Operating margins up 2.3 margin points
Diluted headline earnings per share up over 48% at 19.1p
First interim ordinary dividend up 15% at 5.97p per share

·	Billings up 8.5% at £20.333 billion.

·	Reported revenue up 3.5% to £4.441 billion and up 2.7% in constant currencies.

·	Like-for-like revenue up 2.5% and up 3.1% after seven months.

·	EBITDA up 23.1% to £560.8m from £455.7m.

·	Headline operating margins pre-incentives up 3.7 margin points at 13.1%.

·	Headline operating profit up 33.1% to £455.3 million from £342.2 million.

·	Headline operating margins up 2.3 margin points to 10.3%.

·	Headline gross margin margins up 2.5 margin points to 11.2%.

·	Headline profit before tax up 41.2% to £356.2 million from £252.2 million.

·	Profit before tax up 36.0% to £243.9 million from £179.3 million.

·	Diluted headline earnings per share up 48.1% to 19.1p from 12.9p.

·	Diluted earnings per share up 36.4% to 12.0p.

·	First interim ordinary dividend up 15% at 5.97p per share.

·	Estimated net new business billings of £2.114 billion ($3.382 billion), almost double last year and leading all industry net new business tables.

·	America and traditional media bite back.

WPP/page 2

In this press release not all the figures and ratios used are readily available from the unaudited interim results included in Appendix 1.  Where required, details of how these have been arrived at are shown in note 19 of Appendix 1 or explained in the glossary.

Summary of Results

The Board of WPP announces its unaudited interim results for the six months ended 30 June 2010. The results reflect the recovery in the world economy, following the massive fiscal and monetary stimulus in response to the sub-prime, insurance monoline, Lehman and other elements of the crises.

Billings were up 8.5% at £20.333 billion.

Reportable revenue was up 3.5% at £4.441 billion. Revenue on a constant currency basis, was up 2.7% compared with last year, chiefly reflecting the comparative weakness of the pound sterling against most currencies other than against the US dollar and Euro. As a number of our competitors report in US dollars and inter-currency comparisons are difficult, Appendix 2 shows WPP’s interim results in reportable US dollars, where revenues were up 5.5% to $6.757 billion.

On a like-for-like basis, which excludes the impact of acquisitions and currency, revenues were up 2.5% in the first half. In the second quarter like-for-like revenues were up almost 5%, a significant escalation over flat like-for-like revenues in quarter one. This reflects increased client advertising and promotional (“A” & “P”) spending, (probably more “P” than “A”), across most of the Group’s major geographic markets and functional sectors and also easier comparatives, although clients continue to demand increased effectiveness, efficiency and liquidity.

Headline earnings before interest, taxation, depreciation and amortisation (“EBITDA”) was up 23.1% to £560.8 million and up 19.3% in constant currencies. Headline operating profit was up 33.1% to £455.3 million from £342.2 million and up 27.9% in constant currencies.

Headline operating margins were up 2.3 margin points to 10.3% compared with 8.0% in the first half of last year. On a like-for-like basis operating margins were up 2.2 margin points. Headline gross margin margins were up 2.5 margin points to 11.2%. Given the significance of consumer insight revenues to the Group, this is probably a more meaningful measure of comparative, competitive margin performance.

On a reported basis, the Group’s staff cost to revenue ratio, including incentives, fell by 1.7 margin points to 60.4% compared with 62.1% in the first half of 2009. On the same basis, the Group’s staff costs to revenue ratio, excluding incentives, fell by 3.1 margin points to 57.6% from 60.7%. Short and long-term incentives and the cost of share-based incentives amounted to £127.4 million or 22.8% (around maximum performance), of operating profits before bonus and taxes, compared to £59.3 million last year, or 15.5%, up £68.1 million. Operating margins, before short and long-term incentives and the cost of share-based incentives, were 13.1% up 3.7 margin points compared with 9.4% last year.

On a like-for-like basis, the average number of people in the Group, excluding associates, was 100,008 in the first half of the year, compared to 109,504 in 2009, a decrease of 8.7%. On the same basis, the total number of people in the Group, excluding associates, at 30 June 2010 was 100,822 compared to 107,193 at 30 June 2009, a decrease of 6,371 or 5.9%. As at 30 June 2010, the number of people in the Group increased by 1,658 or 1.7% compared to the pro-forma figure at 31 December 2009, reflecting net hiring, particularly in the United States and in parts of Asia and Latin America, where like-for-like revenue growth is particularly strong.

WPP/page 3

Net finance costs (excluding the revaluation of financial instruments) were £99.1 million, compared with £90.0 million in 2009, an increase of £9.1 million, reflecting higher funding costs partly offset by lower levels of average net debt.

Headline profit before tax was up 41.2% to £356.2 million from £252.2 million, or up 32.8% in constant currencies.

Reported profit before tax rose by 36.0% to £243.9 million from £179.3 million. In constant currencies, reported profit before tax rose by 23.3%.

The tax rate on headline profit before tax was 23.9%, down 0.9 percentage points on the first half rate in 2009 of 24.8%.

Profits attributable to share owners rose by 39.1% to £150.8 million from £108.4 million.

Diluted headline earnings per share rose by 48.1% to 19.1p from 12.9p. In constant currencies, earnings per share on the same basis rose by 36.8%. Diluted reported earnings per share were up 36.4% to 12.0p and up 20.1% in constant currencies.

The Board declares an increase of 15% in the first interim ordinary dividend of 5.97p per share. The record date for this first interim dividend is 8 October 2010, payable on 8 November 2010.

Further details of WPP’s financial performance are provided in Appendices 1 and 2.

Review of Operations

Revenue by Region

The pattern of revenue growth differed regionally. The table below gives details of the proportion of revenue and revenue growth by region for the first six months of 2010:

Region	Constant Currency1 Revenue as a % of Total Group	Reported Revenue Growth 10/09	Constant Currency1 Revenue Growth 10/09	Like-for-like2 Revenue Growth 10/09
		%	%	%
North America	35.7	4.3	5.5	5.8
United Kingdom	12.2	2.7	2.7	2.8
Western Continental Europe	26.2	-0.9	0.8	-0.2
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	25.9	7.5	0.9	0.7

TOTAL GROUP	100.0	3.5	2.7	2.5
1Constant currency growth excludes the effects of currency movements
2Like-for-like growth excludes the effects of currency movements and the impact of acquisitions

WPP/page 4

As shown above, on a constant currency basis, the Group’s revenues grew at 2.7%, with like-for-like revenues up 2.5%. Geographically, as in the first five months, the United States has continued to show remarkably strong growth, with like-for-like revenues in the second quarter up well over 8% and with year to date revenues up over 6%. The United Kingdom, also improved substantially in the second quarter, with like-for-like revenues up almost 7% compared with -1% in the first quarter and 2.8% year to date. Western Continental Europe remains difficult, although even here there was marked improvement in the second quarter, with revenues up over 1%, compared with -2% in the first quarter. Germany, Italy, Norway, Sweden and Turkey, showed relatively strong growth, but France, Spain and Portugal remain tough. In Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe revenues were up 3% in the second quarter compared with -2% in the first three months, driven by particularly strong growth in South East Asia, in all markets except Korea. Africa was up almost 6% in the second quarter, with the FIFA World Cup having a significant positive impact on revenues and up almost 3% in the first six months. Latin America also improved in the second quarter. In Central and Eastern Europe, revenues were down just under 1% in the first six months, with strong growth in Russia and the Czech Republic just offset by declines in Poland, Hungary and Romania.

In the first half of 2010, almost 26% of the Group’s revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, a similar percentage to last year and against the Group’s strategic objective of one-third, in the next three to four years.

Estimated net new business billings of £2.114 billion ($3.382 billion) were won in the first half of the year (almost twice last year’s comparative level) and the Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients and being ranked the leader in all the net new business industry tables, a trend that continued into the second half of the year.

Revenue by Communications Services Sector and Brand

The pattern of revenue growth also varied by communications services sector and company brand. The table below gives details of the proportion of revenue and revenue growth by communications services sector for the first six months of 2010:

Communications Services Sector	Constant Currency1 Revenue as a % of Total Group	Reported Revenue Growth 10/09	Constant Currency1 Revenue Growth 10/09	Like-for-like2 Revenue Growth 10/09
		%	%	%
Advertising, Media Investment Management	39.2	4.4	3.0	3.0
Consumer Insight	26.3	3.4	2.7	2.4
Public Relations & Public Affairs	9.4	3.4	3.2	2.0
Branding & Identity, Healthcare and Specialist Communications	25.1	2.4	2.1	1.8

TOTAL GROUP	100.0	3.5	2.7	2.5

1Constant currency growth excludes the effects of currency movements
2Like-for-like growth excludes the effects of currency movements and the impact of acquisitions

WPP/page 5

By communications services sector, all sectors continue to show very similar like-for-like growth, as they did in the first five months, at around 2.0%, other than advertising and media investment management, which is now gaining considerable momentum, with year to date growth of 3%. In the second quarter, consumer insight and public relations and public affairs improved significantly, with growth of 5% and over 3% respectively. Growth in the Group’s branding & identity, healthcare and specialist communications businesses (including direct, digital and interactive) in the second quarter was similar to the first quarter at just under 2%. The Group’s advertising businesses achieved a 180 degree turnaround from -4% in the first quarter to +4% in the second quarter, leaving year to date revenues up marginally. The second quarter of 2010 was the first quarterly growth in our “traditional” advertising revenues since the third quarter of 2008. Media investment management grew strongly in the second quarter, with revenues up over 10% and year to date revenues up over 7%.

In the first half, direct and digitally-related activities accounted for 28%, or $1.913 billion (an annual run rate of $4 billion) of the Group’s total revenues, which are running at the rate of well over $14 billion per annum. To give an indication of the Group’s industry leading direct, digital and interactive position, a leading Independent Research Firm recently rated three of the Group’s interactive agencies (OgilvyInteractive, VML and Wunderman) amongst seven ”digital leaders”. No other competitor has more than one. The Group’s global digital agencies, Wunderman and OgilvyOne, rank as the two largest digital and interactive agencies in the world, with annual revenues of over $850 million and almost $800 million respectively.

In the first half of 2010, almost 61% of the Group’s revenues came from outside advertising and media investment management, a similar percentage to last year against the Group’s strategic objective of two-thirds, again within three to four years.

Quantitative disciplines (digital and consumer insight), now account for 50% of Group revenues, meeting the Group’s strategic objective of one-half.

Advertising and Media Investment Management
On a constant currency basis, advertising and media investment management revenues grew by 3.0%, with like-for-like revenues up 3.0% as well. Reported operating margins increased by almost 2.0 margin points to 11.8%, as the benefit of cost actions taken in 2009, took hold.

These businesses generated estimated net new business billings of £1.799 billion ($2.879 billion).

Consumer Insight

On a constant currency basis, consumer insight revenues grew by 2.7%, with like-for-like revenues up 2.4%. Reported operating margins improved by 1.1 margin points to 7.2% (gross margin margins improved 1.5 margin points to 9.8%) as the benefits of the integration of TNS custom research and Research International and the other operations of both TNS and Kantar, in media, healthcare, retail and their related panel activities were realised.

Public Relations and Public Affairs

In constant currencies, the Group’s public relations and public affairs revenues grew by 3.2%, with like-for-like revenues up 2.0%. Reported operating margins improved 3.2 margin points to 14.8% as costs were brought into line, rising at a much slower rate than revenues.

WPP/page 6

Branding and Identity, Healthcare and Specialist Communications

The Group’s branding and identity, healthcare and specialist communications (including direct, digital and interactive) constant currency revenues grew by 2.1%, with like-for-like revenues up 1.8%. This service sector showed a strong recovery in reported operating margins, particularly in the direct, digital and interactive and branding and identity businesses, up 3.9 margin points to 9.4%.

Cash Flow and Balance Sheet

A summary of the Group’s unaudited cash flow statement and balance sheet and notes as at 30 June 2009 are provided in Appendix 1.

In the first half of 2010, operating profit was £340 million, depreciation, amortisation and impairment £203 million, non-cash share-based incentive charges £35 million, net interest paid £107 million, tax paid £96 million, capital expenditure £90 million and other net cash outflows £1 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share re-purchases and dividends was, therefore, £284 million. This free cash flow was absorbed by £90 million in net cash acquisition payments and investments (of which £75 million was for earnout payments and loan note redemptions,  with the balance of £15 million for investments and new acquisition payments net of disposal proceeds), £28 million in share re-purchases and £127 million in dividends, (paid for the first time in the first half of this year) a total outflow of £245 million. This resulted in a net cash inflow of £39 million, before any changes in working capital.

Average net debt in the first six months of 2010 fell by £254 million to £3.168 billion, compared to £3.422 billion in 2009, at 2010 exchange rates. On 30 June 2010 net debt was £3.029 billion, against £3.447 billion on 30 June 2009, a decrease of £418 million.  Your Board continues to examine ways of deploying its EBITDA, (of over £1.3 billion or over $2 billion for the preceding twelve months) and substantial free cash flow (of almost £800 million or approximately $1.2 billion per annum, also for the previous twelve months), to enhance share owner value. At the time of the TNS transaction, it was announced that, for the following two years, acquisitions would be limited up to £100 million per annum, the Group’s share buy-back programme would be targeted up to 1% per annum and dividend growth at up to 15% per annum, using surplus cash generated to reduce debt.

In the first half of 2010, the Group continued to make small-sized acquisitions or investments in high growth geographical or functional areas. In the first six months of this year, acquisitions and increased equity stakes have been focused on advertising and media investment management in Poland, Israel, Brazil, and Colombia; in public relations and public affairs in Germany and Poland; in direct, digital and interactive in the United States, the United Kingdom, Germany and Brazil.

The Company continues to focus on examining the relative merits of dividends and share buy-backs and following the strong first half results has re-instituted an increase in dividend with a 15% hike in the first interim dividend, the upper limit committed to at the time of the TNS acquisition, to 5.97p per share. In the first half, 4.5 million shares were purchased at a cost of £28.6 million and an average price of £6.42 per share.

WPP/page 7
Client Developments in the First Half of 2010

Including associates, the Group currently employs over 141,000 full-time people in almost 2,400 offices in 107 countries. It services over 300 of the Fortune Global 500 companies, 29 of the Dow Jones 30, 61 of the NASDAQ 100, 31 of the Fortune e-50 and 615 national or multi-national clients in three or more disciplines. 402 clients are served in four disciplines and these clients account for over 56% of Group revenues. This reflects the increasing opportunities for co-ordination between activities both nationally and internationally. The Group also works with 301 clients in 6 or more countries. The Group estimates that more than 35% of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies.

Current Progress and Future Prospects

The first seven months of 2010 certainly saw a significant recovery in revenue growth and profitability, with sequential monthly improvement in like-for-like revenue growth, with a minor rate fall in June and with July showing the strongest growth of all, up almost 7%. By the end of July, year to date like-for-like revenue growth was up 3.1%. Mild expansion has replaced fear and stabilisation. The expected LUV recovery, L-shaped in Western Europe, U-shaped in the United States and V-shaped in the BRICs and Next 11, is now more LVV-shaped (LuVVy-shaped?), with the United States, in particular recovering much more strongly than anticipated. In our 25 years of existence, we cannot remember a more speedy recovery or turnaround of a region – from almost -6% in like-for-like revenue growth in the fourth quarter of 2009, to almost +4% in the first quarter of 2010 and +8% in the second quarter and at a similar level in July. Traditional advertising has also recovered sharply, advertising and media investment management moving from almost -10%, to almost -1% and to almost +6% in the same quarters and up even further to over 9% in July. This certainly reflects America and traditional media biting back. In the first half of 2010 headline operating profit increased by a third to £455 million and operating margins, pre-incentives, improved by 3.7 margin points, reflecting the significant benefit of both the improving revenue trend and cost actions, particularly those taken in the second half of 2009. Bonus pools have largely been refilled, with the increase in incentives accounting for 1.4 margin points, with reported margins, after incentives, up 2.3 margin points.

The return to top-line growth came earlier than others expected in 2010. As we originally thought as far back as this time last year, growth did come in the second quarter. During the first six months of this year revenues have been running consistently above budget, by about 3%. Our first quarter revised annual forecasts indicated full year like-for-like growth of around 2%. In the second quarter, revenues came in around 1.5% ahead of even those forecasts and our second quarter revised annual forecasts indicate full year like-for-like revenues even ahead of seven months year to date growth of 3.1% and ahead of current market consensus forecasts of around 2.5%. However, we are also seeing further projected increases in headcount and associated staff and discretionary costs and we need to remain focused on ensuring these are controlled as we approach 2011 and three year plans and budgets. Our full year margins should improve in line with, if not better than, the Group’s margin target of 1.0 margin point improvement. As expected, the first half of 2010 was much better than the first half of 2009, both in terms of profitability and margins (so they should have been given the weak comparatives). The second half should also improve, but will be more difficult because of tougher comparatives in the second half of last year, when post-Lehman cost reductions ensured that our proforma operating margins were the same as in the second half of 2008. We are targeting a level of diluted headline earnings per share in 2010 similar to that achieved in 2008, the previous all time high, and, if achieved, will result in operating margins ahead of the proforma operating margin achieved in the second half of 2008, before the recession.

WPP/page 8

Whilst the underlying current environment is better than anticipated, clients are pretty unanimously uncertain about future prospects. As indicated by us at the Allen & Company Sun Valley Media Conference some months ago, “the poison in the system is the uncertainty”.

As also mentioned in the AGM statement a couple of months ago, we have to continue to be cautious for two principal reasons - there are still volatile fears of Eurozone fiscal contagion from Greece, Portugal, Spain and Ireland to other parts of Europe; fears of the impact of the UK Government’s new austerity programmes; fears of the effects of similar austerity programmes in France and Italy; and fears of the withdrawal of fiscal stimulus in Germany, reinforced by that country’s strong recent GNP quarterly performance and exports. Perhaps, most important of all, fears for US growth later this year, as comparatives get more difficult and next year as the Bush tax cuts end, together with fears of any withdrawal of the US fiscal stimulus to reduce the deficit as taxes rise on corporate profits. There is also concern about the Obama administration’s attitude to business, particularly as profits, as a proportion of GNP, are virtually at an all time high and the United States corporation tax yield is low, particularly at a time when all sectors of society are being asked to make a sacrifice.

Whilst politicians, journalists, economists, analysts and investors argue about double-dips, inflation or deflation, the most likely scenario is a slow growth “slog”, particularly in the mature geographical markets and traditional media markets, perhaps with inflation and higher interest rates in the long-term. In some senses, the recovery will not be over for a long time. The world, as Jeffrey Immelt, Chairman and CEO of General Electric pretty much first said, has reset or reached a new normal, although worldwide GDP growth is forecast at 4.5% this year, with communications services expenditure growth at a similar level, stimulated by the Vancouver Winter Olympics, the FIFA World Cup in South Africa, the Commonwealth Games in India, the Asian Games in Guangzhou, The World Expo in Shanghai and the United States mid-term Congressional elections. To use a UK football analogy - there is the Premier League consisting of the BRICs and Next 11, digital media and consumer insight; the Championship consisting of the United States and television, both big and resourceful, never to be under-estimated; and, finally, Division I – Western Europe and traditional print media with legacy methods of production, social mobility costs and healthcare and pension liabilities. The world is growing at at least three different speeds. Even Europe, it can be said, is growing at different speeds – Germany and Eastern Europe growing faster than Western Europe.

Plans, budgets and forecasts will, therefore, be made on a conservative basis and considerable attention is still being focused on achieving margin and staff cost to revenue or gross margin targets. Margins have recovered in important parts of the business. In addition to influencing absolute levels of cost, the initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (incentives, freelancers and consultants) have returned to the historic high of around 7% of revenues and continue to position the Group well, if concerns for 2011 materialise.

The Group continues to improve co-operation and co-ordination between companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. Particular emphasis and success has been achieved in the areas of media investment management, healthcare, corporate social responsibility, government, new technologies, new markets, retailing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating investment geographically and functionally through parent company initiatives and winning Group pitches. Increasing co-operation, although more difficult to achieve in a multi-branded company, which has grown by acquisition, than in an organically grown uni-branded one, remains a priority.

WPP/page 9

As the world stabilises and probably avoids a “double-dip” at least, the Group continues to concentrate on its long-term targets and strategic objectives of improving operating profits by 10-15%; improving operating margins by half to one margin point per annum or more depending on revenue growth; improving staff cost to revenue or gross margin ratios by 0.6 margin points per annum or more depending on revenue growth; converting 25-33% of incremental revenue to profit; growing revenue faster than industry averages and encouraging co-operation among Group companies.

As clients face an increasingly undifferentiated market place, particularly in mature markets, the Group is competitively well positioned to offer them the creativity they desire, along with the ability to deliver the most effective co-ordinated communications in the most efficient manner. The Group’s performance this year at the Cannes Advertising Festival was particularly pleasing – second as a Group, as the previous year, but with the gap to first place narrowing to a very small margin.

As the impact of the sub-prime, insurance monoline, Bear Stearns and Lehman crises abate and relative performance becomes easier, the Group’s strategic focus on new markets, new media and consumer insight will become even more important.  Clients will be increasingly looking for growth, advice and resources in the BRICS and Next 11, in digital communications and in understanding consumer motivations.

For further information:

Sir Martin Sorrell	}
Paul Richardson	}	+44 20 7408 2204
Feona McEwan	}

Fran Butera		+1 212 632 2235

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts.  Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America.  This announcement may contain forward-looking statements within the meaning of  the US federal securities laws.  These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors.  For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission.  The statements in this announcement should be considered in light of these risks and uncertainties.

WPP/page 10

WPP PLC

Interim results for the six months ended 30 June 2010

Unaudited condensed consolidated interim income statement
for the six months ended 30 June 2010

	Notes	Six months ended 30 June 2010		Six months ended 30 June 2009			Constant Currency1	Year ended 31 December 2009
		£m		£m		+/(-)%	+/(-)%	£m
Billings		20,333.1		18,742.0		8.5	7.3	37,919.4

Revenue	6	4,440.9		4,288.7		3.5	2.7	8,684.3
Direct costs		(361.0)		(333.6)		(8.2)	(6.4)	(703.6)
Gross profit		4,079.9		3,955.1		3.2	2.4	7,980.7
Operating costs	4	(3,739.7)		(3,756.4)		0.4	0.9	(7,219.0)
Operating profit		340.2		198.7		71.2	64.5	761.7
Share of results of associates	4	22.3		19.8		12.6	(4.6)	57.0
Profit before interest and taxation		362.5		218.5		65.9	57.9	818.7
Finance income	5	39.3		107.5		(63.4)	(66.3)	150.4
Finance costs	5	(138.4)		(197.5)		29.9	30.4	(355.4)
Revaluation of financial instruments	5	(19.5)		50.8		-	-	48.9
Profit before taxation		243.9		179.3		36.0	23.3	662.6
Taxation	7	(61.3)		(41.0)		(49.5)	(40.3)	(155.7)
Profit for the period		182.6		138.3		32.0	18.2	506.9

Attributable to:
Equity holders of the parent		150.8		108.4		39.1	21.9	437.7
Non-controlling interests		31.8		29.9		(6.4)	(4.3)	69.2
		182.6		138.3		32.0	18.2	506.9

Headline PBIT	6,19	455.3		342.2		33.1	27.9	1,017.2
Headline PBIT margin	6,19	10.3%		8.0%				11.7%
Headline PBT	19	356.2		252.2		41.2	32.8	812.2

Earnings per share2
Basic earnings per ordinary share	9	12.3	p	8.9	p	38.2	21.7	35.9	p
Diluted earnings per ordinary share	9	12.0	p	8.8	p	36.4	20.1	35.3	p

1 The basis for calculating the constant currency percentage change shown above is described in the glossary attached to this appendix.
2 The calculations of the Group’s earnings per share and headline earnings per share are set out in note 9.

WPP/page 11
WPP PLC

Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2010

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Profit for the period	182.6	138.3	506.9
Exchange adjustments on foreign currency net investments	113.5	(852.9)	(155.6)
Loss on revaluation of available for sale investments	(17.3)	(17.8)	(13.5)
Actuarial loss on defined benefit pension schemes	-	-	(7.2)
Deferred tax charge on defined benefit pension schemes	-	-	(4.4)
Other comprehensive income relating to the period	96.2	(870.7)	(180.7)
Total comprehensive income relating to the period	278.8	(732.4)	326.2

Attributable to:
Equity holders of the parent	239.7	(743.0)	270.4
Non-controlling interests	39.1	10.6	55.8
	278.8	(732.4)	326.2

WPP/page 12
WPP PLC

Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2010

	Notes	Six months ended 30 June 2010	Six months ended 30 June 20091	Year ended 31 December 20091
		£m	£m	£m
Net cash (outflow)/inflow from operating activities	10	(159.7)	(191.4)	818.8
Investing activities
Acquisitions and disposals	10	(77.5)	(77.3)	(118.4)
Purchases of property, plant and equipment		(79.9)	(113.0)	(222.9)
Purchases of other intangible assets (incl. capitalised computer software)		(9.9)	(16.1)	(30.4)
Proceeds on disposal of property, plant and equipment		1.5	2.1	9.2
Net cash outflow from investing activities		(165.8)	(204.3)	(362.5)
Financing activities
Share option proceeds		9.3	0.1	4.1
Cash consideration for non-controlling interests	10	(12.4)	(15.7)	(26.4)
Share repurchases and buybacks	10	(28.6)	(9.5)	(9.5)
Net increase/(decrease) in borrowings	10	432.0	107.7	(426.3)
Financing and share issue costs		(1.1)	(27.8)	(18.8)
Equity dividends paid		(126.6)	-	(189.8)
Dividends paid to non-controlling interests in subsidiary undertakings		(33.3)	(31.3)	(63.0)
Net cash inflow/(outflow) from financing activities		239.3	23.5	(729.7)
Net decrease in cash and cash equivalents		(86.2)	(372.2)	(273.4)
Translation differences		92.2	(228.0)	(98.7)
Cash and cash equivalents at beginning of period		946.0	1,318.1	1,318.1
Cash and cash equivalents at end of period	10	952.0	717.9	946.0
Reconciliation of net cash flow to movement in net debt:
Net decrease in cash and cash equivalents		(86.2)	(372.2)	(273.4)
Cash (inflow)/outflow from (increase)/decrease in debt financing		(430.9)	(79.9)	445.1
Other movements		(22.8)	46.1	35.1
Translation difference		151.5	26.9	220.4
Movement of net debt in the period		(388.4)	(379.1)	427.2
Net debt at beginning of period		(2,640.4)	(3,067.6)	(3,067.6)
Net debt at end of period	11	(3,028.8)	(3,446.7)	(2,640.4)
1 2009 comparatives have been restated to include cash consideration for non-controlling interests in financing activities rather than investing activities.

WPP/page 13
WPP PLC

Unaudited condensed consolidated interim balance sheet
as at 30 June 2010

	Notes	30 June 2010	30 June 2009	31 December 2009
		£m	£m	£m
Non-current assets
Intangible assets:
Goodwill	12	8,940.7	8,371.6	8,697.5
Other	13	1,950.5	2,007.9	2,000.7
Property, plant and equipment		691.1	643.6	680.5
Interests in associates		763.9	656.2	729.3
Other investments		262.6	273.4	294.6
Deferred tax assets		67.5	65.6	67.5
Trade and other receivables	14	295.8	247.4	286.1
		12,972.1	12,265.7	12,756.2
Current assets
Inventory and work in progress		435.4	346.5	306.7
Corporate income tax recoverable		74.1	63.1	73.0
Trade and other receivables	14	8,210.3	6,662.6	7,548.9
Cash and short-term deposits		1,103.6	1,098.2	1,666.7
		9,823.4	8,170.4	9,595.3
Current liabilities
Trade and other payables	15	(10,178.9)	(8,499.2)	(9,774.0)
Corporate income tax payable		(66.4)	(54.4)	(71.6)
Bank overdrafts and loans		(151.6)	(381.7)	(720.7)
		(10,396.9)	(8,935.3)	(10,566.3)
Net current liabilities		(573.5)	(764.9)	(971.0)
Total assets less current liabilities		12,398.6	11,500.8	11,785.2

Non-current liabilities
Bonds and bank loans		(3,980.8)	(4,163.2)	(3,586.4)
Trade and other payables	16	(487.8)	(453.4)	(423.3)
Corporate income tax payable		(497.9)	(471.0)	(485.5)
Deferred tax liabilities		(791.1)	(817.0)	(809.6)
Provision for post-employment benefits		(258.1)	(245.0)	(251.8)
Provisions for liabilities and charges		(171.2)	(133.6)	(152.9)
		(6,186.9)	(6,283.2)	(5,709.5)
Net assets		6,211.7	5,217.6	6,075.7

Equity
Called-up share capital		125.8	125.5	125.6
Share premium account		21.7	8.8	12.6
Shares to be issued		3.9	6.8	5.5
Other reserves		(3,949.0)	(4,735.3)	(4,044.9)
Own shares		(145.5)	(170.2)	(154.0)
Retained earnings		9,965.3	9,811.5	9,949.2
Equity share owners’ funds		6,022.2	5,047.1	5,894.0
Non-controlling interests		189.5	170.5	181.7
Total equity		6,211.7	5,217.6	6,075.7

WPP/page 14

WPP PLC

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2010

	Ordinary share capital	Share premium account	Shares to be issued	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non-controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2009	125.5	8.6	8.7	(3,888.3)	(189.8)	9,697.5	5,762.2	197.6	5,959.8
Ordinary shares issued	-	0.2	(0.4)	0.1	-	0.1	-	-	-
Exchange adjustments on foreign currency net investments	-	-	-	(833.6)	-	-	(833.6)	(19.3)	(852.9)
Net profit for the period	-	-	-	-	-	108.4	108.4	29.9	138.3
Dividends paid	-	-	-	-	-	-	-	(31.3)	(31.3)
Non-cash share-based incentive plans (including stock options)	-	-	-	-	-	31.1	31.1	-	31.1
Treasury shares additions	-	-	-	-	(9.5)	-	(9.5)	-	(9.5)
Transfer from goodwill	-	-	(1.5)	-	-	-	(1.5)	-	(1.5)
Net movement in own shares held by ESOP Trusts	-	-	-	-	29.1	(29.1)	-	-	-
Loss on revaluation of available for sale investments	-	-	-	(17.8)	-	-	(17.8)	-	(17.8)
Equity component of convertible bonds (net of deferred tax)	-	-	-	44.5	-	-	44.5	-	44.5
Recognition/remeasurement of financial instruments	-	-	-	(40.2)	-	3.5	(36.7)	-	(36.7)
Acquisition of subsidiaries	-	-	-	-	-	-	-	(6.4)	(6.4)
Balance at 30 June 2009	125.5	8.8	6.8	(4,735.3)	(170.2)	9,811.5	5,047.1	170.5	5,217.6
Ordinary shares issued	0.1	3.8	(1.3)	0.7	-	0.2	3.5	-	3.5
Exchange adjustments on foreign currency net investments	-	-	-	691.4	-	-	691.4	5.9	697.3
Net profit for the period	-	-	-	-	-	329.3	329.3	39.3	368.6
Dividends paid	-	-	-	-	-	(189.8)	(189.8)	(31.7)	(221.5)
Non-cash share-based incentive plans (including stock options)	-	-	-	-	-	23.8	23.8	-	23.8
Net movement in own shares held by ESOP Trusts	-	-	-	-	16.2	(16.2)	-	-	-
Actuarial loss on defined benefit schemes	-	-	-	-	-	(7.2)	(7.2)	-	(7.2)
Deferred tax on defined benefit pension schemes	-	-	-	-	-	(4.4)	(4.4)	-	(4.4)
Gain on revaluation of available for sale investments	-	-	-	4.3	-	-	4.3	-	4.3
Equity component of convertible bonds (net of deferred tax)	-	-	-	(9.8)	-	-	(9.8)	-	(9.8)
Recognition/remeasurement of financial instruments	-	-	-	3.8	-	2.0	5.8	-	5.8
Acquisition of subsidiaries	-	-	-	-	-	-	-	(2.3)	(2.3)
Balance at 31 December 2009	125.6	12.6	5.5	(4,044.9)	(154.0)	9,949.2	5,894.0	181.7	6,075.7
Ordinary shares issued	0.2	9.1	(1.6)	0.6	-	0.8	9.1	-	9.1
Exchange adjustments on foreign currency net investments	-	-	-	106.2	-	-	106.2	7.3	113.5
Net profit for the period	-	-	-	-	-	150.8	150.8	31.8	182.6
Dividends paid	-	-	-	-	-	(126.6)	(126.6)	(33.3)	(159.9)
Non-cash share-based incentive plans (including stock options)	-	-	-	-	-	34.7	34.7	-	34.7
Treasury shares allocations	-	-	-	-	1.0	(1.0)	-	-	-
Net movement in own shares held by ESOP Trusts	-	-	-	-	7.5	(36.1)	(28.6)	-	(28.6)
Loss on revaluation of available for sale investments	-	-	-	(17.3)	-	-	(17.3)	-	(17.3)
Recognition/remeasurement of financial instruments	-	-	-	6.4	-	1.8	8.2	-	8.2
Acquisition of subsidiaries	-	-	-	-	-	(8.3)	(8.3)	2.0	(6.3)
Balance at 30 June 2010	125.8	21.7	3.9	(3,949.0)	(145.5)	9,965.3	6,022.2	189.5	6,211.7
Total comprehensive income relating to the period ended 30 June 2010 was £278.8 million (period ended 30 June 2009: loss of £732.4 million; year ended 31 December 2009: £326.2 million)

WPP/page 15
WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21)

1.	Basis of accounting

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited condensed consolidated interim financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board (IASB), IAS 34 Interim Financial Reporting and with the accounting policies of the Group which were set out on pages 145 to 151 of the 2009 Annual Report and Accounts. No changes have been made to the Group’s accounting policies in the period to 30 June 2010 other than the adoption of IFRS 3 (revised) Business Combinations and IAS 27 (revised) Consolidated and Separate Financial Statements.

The main impact of these revised standards on the unaudited condensed consolidated interim financial statements for the period ended 30 June 2010 was as follows:

·
In the period to 30 June 2010, acquisition-related costs have been recognised as an operating cost in the income statement whereas previously they were capitalised. Prior periods have not been restated as this change in accounting is required to be applied prospectively from 1 January 2010;

·	The term ‘‘minority interest’’ has been changed to ‘‘non-controlling interest’’;

·
Equity interests held prior to control being obtained are re-measured to fair value at the acquisition date, with any resulting gain or loss recognised in the income statement. The Group excludes such gains or losses from headline profits;

·
Changes in ownership interest in a subsidiary that does not result in a change of control are treated as transactions among equity holders and are reported within equity shareowners’ funds. No gain or loss is recognised on such transactions and goodwill is not re-measured; and

·
Cash consideration for non-controlling interests is classified as a financing activity rather than an investing activity in the cash flow statement. Prior periods have been restated accordingly as this change in disclosure is required to be applied retrospectively.

Satutory Information and Independent Review

The unaudited condensed consolidated interim financial statements for the six months to 30 June 2010 and 30 June 2009 do not constitute statutory accounts. The financial information for the year ended 31 December 2009 does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2009 have been delivered to the Jersey Registrar of Companies and received an unqualified auditors’ report. The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 35.

The announcement of the interim results was approved by the board of directors on 24 August 2010.

WPP/page 16
WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

3.	Currency conversion

The reporting currency of the Group is the pound sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis.

The 2010 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.5257 to the pound (period ended 30 June 2009: US$1.4933; year ended 31 December 2009: US$1.5667) and €1.1505 to the pound (period ended 30 June 2009: €1.1195; year ended 31 December 2009: €1.1233). The unaudited condensed consolidated interim balance sheet as at 30 June 2010 has been prepared using the exchange rates on that day of US$1.4963 to the pound (30 June 2009: US$1.6463; 31 December 2009: US$1.6148) and €1.2206 to the pound (30 June 2009: €1.1720; 31 December 2009: €1.1269).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited condensed consolidated interim income statement, is described in the glossary attached to this appendix.

4.	Operating costs and share of results of associates

Operating costs include:
	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Amortisation and impairment of acquired intangible assets	87.0	88.1	172.6
Goodwill impairment	10.0	40.0	44.3
Gains on disposal of investments	(6.8)	(8.4)	(31.1)
Investment write-downs	2.2	4.3	11.1
Staff costs	2,684.1	2,662.5	5,117.0
Other operating costs	963.2	969.9	1,905.1
	3,739.7	3,756.4	7,219.0

The goodwill impairment charge of £10.0 million (30 June 2009: £40.0 million of which £22.2 million related to associates) relates to a number of under-performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate an impairment to the carrying value of goodwill. The directors will reassess the need for any further impairment write-downs at year end.

Share of results of associates include:
	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Share of profit before interest and taxation	38.7	30.5	86.3
Share of exceptional (losses)/gains	(0.4)	0.3	(1.6)
Share of interest and non-controlling interests	(1.3)	(0.4)	(0.7)
Share of taxation	(14.7)	(10.6)	(27.0)
	22.3	19.8	57.0

WPP/page 17
WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

5.	Finance income and finance costs

Finance income includes:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Expected return on pension scheme assets	15.5	15.4	28.7
Income from available for sale investments	5.7	5.0	10.2
Interest income	18.1	87.1	111.5
	39.3	107.5	150.4

Finance costs include:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Interest on pension scheme liabilities	23.0	23.4	46.1
Interest on other long-term employee benefits	0.7	0.6	1.3
Interest payable and similar charges	114.7	173.5	308.0
	138.4	197.5	355.4

Revaluation of financial instruments include:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Movements in fair value of treasury instruments	0.3	14.4	8.4
Revaluations of put options over non-controlling interests	(19.8)	11.2	15.3
Gains on termination of hedge accounting on repayment of TNS debt	-	25.2	25.2
	(19.5)	50.8	48.9

WPP/page 18
WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

6.	Segmental analysis

Reported contributions by operating sector were as follows:

	Six months ended 30 June 2010	Six months ended 30 June 20091	Year ended 31 December 20091
	£m	£m	£m
Revenue
Advertising and Media Investment Management	1,746.2	1,672.7	3,420.5
Consumer Insight	1,162.5	1,123.8	2,297.1
Public Relations & Public Affairs	417.0	403.4	795.7
Branding & Identity, Healthcare and Specialist Communications	1,115.2	1,088.8	2,171.0
	4,440.9	4,288.7	8,684.3

Headline PBIT2
Advertising and Media Investment Management	205.6	167.2	472.8
Consumer Insight	83.7	68.6	196.9
Public Relations & Public Affairs	61.6	46.6	122.1
Branding & Identity, Healthcare and Specialist Communications	104.4	59.8	225.4
	455.3	342.2	1,017.2

Headline PBIT margin	%	%	%
Advertising and Media Investment Management	11.8	10.0	13.8
Consumer Insight	7.2	6.1	8.6
Public Relations & Public Affairs	14.8	11.6	15.3
Branding & Identity, Healthcare and Specialist Communications	9.4	5.5	10.4
	10.3	8.0	11.7

Total assets
Advertising and Media Investment Management	11,098.4	9,805.2	10,539.1
Consumer Insight	3,814.1	3,528.0	3,714.6
Public Relations & Public Affairs	1,711.6	1,526.6	1,579.7
Branding & Identity, Healthcare and Specialist Communications	4,926.2	4,349.4	4,710.9
Segment assets	21,550.3	19,209.2	20,544.3
Unallocated corporate assets3	1,245.2	1,226.9	1,807.2
	22,795.5	20,436.1	22,351.5
12009 comparatives have been restated to reflect the transfer of certain revenues of RMG from Branding & Identity, Healthcare and Specialist Communications to Advertising and Media Investment Management. PBIT and asset comparatives have not been restated as the impact was insignificant.
2Headline PBIT is defined in note 19.
3 Unallocated corporate assets are corporate income tax recoverable, deferred tax assets and cash and short-term deposits.

WPP/page 19
WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

6.    Segmental analysis (continued)

Reported contributions by geographical area were as follows:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Revenue
United Kingdom	523.1	509.3	1,029.0
North America2	1,608.4	1,542.2	3,010.0
Western Continental Europe3	1,120.9	1,131.3	2,327.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,188.5	1,105.9	2,317.5
	4,440.9	4,288.7	8,684.3

Headline PBIT1
United Kingdom	57.7	50.1	131.5
North America2	195.7	148.0	397.9
Western Continental Europe3	85.1	61.1	193.4
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	116.8	83.0	294.4
	455.3	342.2	1,017.2

Headline PBIT margin	%	%	%
United Kingdom	11.0	9.8	12.8
North America2	12.2	9.6	13.2
Western Continental Europe3	7.6	5.4	8.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	9.8	7.5	12.7
	10.3	8.0	11.7
1 Headline PBIT is defined in note 19.
2 North America includes the US with revenue of £1,511.0 million (period ended 30 June 2009: £1,454.6 million; year ended 31 December 2009: £2,835.8 million) and headline PBIT of £181.9 million (period ended 30 June 2009: £137.5 million; year ended 31 December 2009: £370.9 million).

3 Western Continental Europe includes Ireland with revenue of £18.2 million (period ended 30 June 2009: £21.4 million; year ended 31 December 2009: £43.4 million) and headline PBIT of £0.5 million (period ended 30 June 2009: £1.2 million; year ended 31 December 2009: £3.9 million).

WPP/page 20

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

7.	Taxation

The Group tax rate on headline PBT1, excluding the impact of the net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items was 23.9% (30 June 2009: 24.8% and 31 December 2009: 23.8%). The Group tax rate on reported PBT was 25.1% (30 June 2009: 22.9% and 31 December 2009: 23.5%).

The tax charge comprises:
	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Current tax
Current year	88.3	56.2	209.8
Prior years	(2.5)	5.7	(1.7)
Total current tax	85.8	61.9	208.1
Deferred tax
(Credit)/charge for the year	(0.6)	0.6	(15.1)
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	(23.9)	(21.5)	(37.3)
Total deferred tax	(24.5)	(20.9)	(52.4)

Tax charge	61.3	41.0	155.7
1 Headline PBT is defined in note 19.

8.	Ordinary dividends

The Board has recommended a first interim dividend of 5.97p (2009: 5.19p) per ordinary share. This is expected to be paid on 8 November 2010 to share owners on the register at 8 October 2010.

The Board recommended a second interim dividend of 10.28p per ordinary share in respect of 2009. This was paid on 1 April 2010.

WPP/page 21

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

9.	Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	Six months ended 30 June 2010		Six months ended 30 June 2009		+/(-)%	Constant Currency +/(-)%	Year ended 31 December 2009
Reported earnings1 (£m)	150.8		108.4				437.7
Headline earnings (£m) (note 19)	239.2		159.8				550.0
Average shares used in basic EPS calculation (m)	1,222.9		1,220.9				1,218.7
Reported EPS	12.3	p	8.9	p	38.2	21.7	35.9	p
Headline EPS	19.6	p	13.1	p	49.6	38.7	45.1	p
1 Reported earnings is equivalent to profit for the period attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted reported and headline EPS is set out below:

	Six months ended 30 June 2010		Six months ended 30 June 2009		+/(-)%	Constant Currency +/(-)%	Year ended 31 December 2009
Diluted reported earnings (£m)	150.8		108.4				437.7
Diluted headline earnings (£m)	239.2		159.8				550.0
Shares used in diluted EPS calculation (m)	1,254.1		1,235.6				1,238.2
Diluted reported EPS	12.0	p	8.8	p	36.4	20.1	35.3	p
Diluted headline EPS	19.1	p	12.9	p	48.1	36.8	44.4	p

Diluted EPS has been calculated based on the reported and headline earnings amounts above. On 19 May 2009 the Group issued £450 million 5.75% convertible bonds due in 2014. For the six months ended 30 June 2010, these convertible bonds were accretive to earnings and therefore excluded from the calculation of diluted earnings.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	m	m	m
Average shares used in basic EPS calculation	1,222.9	1,220.9	1,218.7
Dilutive share options outstanding	6.8	1.6	2.1
Other potentially issuable shares	24.4	13.1	17.4
Shares used in diluted EPS calculation	1,254.1	1,235.6	1,238.2

At 30 June 2010 there were 1,258,183,857 ordinary shares in issue.

WPP/page 22

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

10.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 12:

Net cash (outflow)/inflow from operating activities:
	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Profit for the period	182.6	138.3	506.9
Taxation	61.3	41.0	155.7
Revaluation of financial instruments	19.5	(50.8)	(48.9)
Finance costs	138.4	197.5	355.4
Finance income	(39.3)	(107.5)	(150.4)
Share of results of associates	(22.3)	(19.8)	(57.0)
Operating profit	340.2	198.7	761.7
Adjustments for:
Non-cash share-based incentive plans (including share options)	34.7	31.1	54.9
Depreciation of property, plant and equipment	93.0	97.3	195.3
Goodwill impairment	10.0	40.0	44.3
Amortisation and impairment of acquired intangible assets	87.0	88.1	172.6
Amortisation of other intangible assets	12.5	16.2	30.5
Gains on disposal of investments	(6.8)	(8.4)	(31.1)
Investment write-downs	2.2	4.3	11.1
Losses on sale of property, plant and equipment	0.3	0.1	0.4
Operating cash flow before movements in working capital and provisions	573.1	467.4	1,239.7
Movements in working capital and provisions1	(555.7)	(481.9)	(102.1)
Cash generated by operations	17.4	(14.5)	1,137.6
Corporation and overseas tax paid	(95.7)	(94.9)	(216.6)
Interest and similar charges paid	(134.1)	(200.7)	(248.7)
Interest received	27.1	96.2	99.6
Investment income	1.0	0.4	1.4
Dividends from associates	24.6	22.1	45.5
	(159.7)	(191.4)	818.8
1 The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half.  This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.

WPP/page 23

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 – 21) (continued)

10.	Analysis of cash flows (continued)

Acquisitions and disposals:
	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Initial cash consideration	(5.3)	(12.4)	(35.4)
Cash and cash equivalents acquired (net)	0.4	0.9	1.3
Earnout payments	(71.2)	(37.8)	(81.5)
Loan note redemptions	(4.0)	-	-
Purchase of other investments (including associates)	(11.4)	(36.7)	(53.3)
Proceeds on disposal of investments	14.0	8.7	50.5
Acquisitions and disposals	(77.5)	(77.3)	(118.4)
Cash consideration for non-controlling interests	(12.4)	(15.7)	(26.4)
Net acquisition payments and investments	(89.9)	(93.0)	(144.8)

Share repurchases and buybacks:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Purchase of own shares by ESOP trust	(28.6)	-	-
Shares purchased into treasury	-	(9.5)	(9.5)
	(28.6)	(9.5)	(9.5)

Net increase in borrowings:

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Increase/(decrease) in drawings on bank loans	432.0	(534.0)	(1,068.0)
Proceeds from issue of £450 million 5.75% convertible bonds due May 2014	-	450.0	450.0
Proceeds from issue of $600 million 8.0% bonds due September 2014	-	367.4	367.4
Repayment of TNS debt	-	(175.7)	(175.7)
	432.0	107.7	(426.3)

Cash and cash equivalents:
	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Cash at bank and in hand	1,005.8	1,026.9	1,570.5
Short-term bank deposits	97.8	71.3	96.2
Overdrafts1	(151.6)	(380.3)	(720.7)
	952.0	717.9	946.0
1  Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

WPP/page 24

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

11.	Net debt

	30 June 2010	30 June 2009	31 December 2009
	£m	£m	£m
Cash and short-term deposits	1,103.6	1,098.2	1,666.7
Bank overdrafts and loans due within one year	(151.6)	(381.7)	(720.7)
Bonds and bank loans due after one year	(3,980.8)	(4,163.2)	(3,586.4)
Net debt	(3,028.8)	(3,446.7)	(2,640.4)

12.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings increased by £243.2 million (30 June 2009: decrease of £721.6 million) in the period. This movement includes both additional goodwill arising on acquisitions completed in the period and adjustments to goodwill relating to acquisitions completed in prior years, net of impairment charges and the effect of currency translation. Goodwill in relation to associate undertakings increased by £14.6 million (30 June 2009: decrease of £34.1 million) in the period.

Future anticipated payments to vendors in respect of both deferred and earnout obligations totalled £232.6 million (period ended 30 June 2009: £280.2 million; year ended 31 December 2009: £262.2 million). Earnouts are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates.

The contribution to revenue and operating profit of acquisitions completed in the period was not material.  There were no material acquisitions completed during the period or between 30 June 2010 and the date the interim financial statements have been approved.

13.	Other intangible assets

The following are included in other intangibles:

	30 June 2010	30 June 2009	31 December 2009
	£m	£m	£m
Brands with an indefinite useful life	1,056.1	974.9	1,013.2
Acquired intangibles	833.7	967.7	920.7
Other (including capitalised computer software)	60.7	65.3	66.8
	1,950.5	2,007.9	2,000.7

WPP/page 25

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

14.	Trade and other receivables

Amounts falling due within one year:
	30 June 2010	30 June 2009	31 December 2009
	£m	£m	£m
Trade receivables	5,553.2	4,527.3	5,301.1
VAT and sales taxes recoverable	76.9	70.3	81.6
Other debtors	746.6	620.3	738.5
Prepayments and accrued income	1,833.6	1,444.7	1,427.7
	8,210.3	6,662.6	7,548.9

Amounts falling due after more than one year:

	30 June 2010	30 June 2009	31 December 2009
	£m	£m	£m
Other debtors	102.8	85.9	97.5
Fair value of derivatives	187.8	154.8	182.8
Prepayments and accrued income	5.2	6.7	5.8
	295.8	247.4	286.1

WPP/page 26
WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

15.	Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	30 June 2010	30 June 2009	31 December 2009
	£m	£m	£m
Trade payables	6,696.3	5,628.1	6,432.7
Deferred income	919.4	706.3	910.9
Payments due to vendors	123.1	115.9	121.6
Liabilities in respect of put option agreements with vendors	134.5	103.5	108.3
Other creditors and accruals	2,305.6	1,945.4	2,200.5
	10,178.9	8,499.2	9,774.0

16.   Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	30 June 2010	30 June 2009	31 December 2009
	£m	£m	£m
Payments due to vendors	109.5	164.3	140.6
Liabilities in respect of put option agreements with vendors	42.4	64.1	59.9
Fair value of derivatives	174.5	68.7	82.9
Other creditors and accruals	161.4	156.3	139.9
	487.8	453.4	423.3

The following table sets out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout related obligations:

	30 June 2010	30 June 2009	31 December 2009
	£m	£m	£m
Within one year	123.1	115.9	121.6
Between 1 and 2 years	82.5	85.1	93.6
Between 2 and 3 years	17.9	57.1	39.5
Between 3 and 4 years	4.8	19.6	5.1
Between 4 and 5 years	1.8	2.0	2.4
Over 5 years	2.5	0.5	-
	232.6	280.2	262.2

The Group does not consider there to be any material contingent liabilities as at 30 June 2010.

WPP/page 27

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

17.	Issued share capital - movement in the period

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
Number of equity ordinary shares	m	m	m

At the beginning of the period	1,256.5	1,255.3	1,255.3
Exercise of share options	1.7	0.1	1.2
At the end of the period	1,258.2	1,255.4	1,256.5

18.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings.  These transactions were not material for any of the periods presented.

WPP/page 28

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

19.	Non-GAAP measures of performance

Reconciliation of profit before interest and taxation to
headline PBIT for the six months ended 30 June 2010

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Profit before interest and taxation	362.5	218.5	818.7
Amortisation and impairment of acquired intangible assets	87.0	88.1	172.6
Goodwill impairment	10.0	40.0	44.3
Gains on disposal of investments	(6.8)	(8.4	(31.1)
Investment write-downs	2.2	4.3	11.1
Share of exceptional losses/(gains) of associates	0.4	(0.3	1.6
Headline PBIT / Headline operating profit	455.3	342.2	1,017.2

Finance income	39.3	107.5	150.4
Finance costs	(138.4)	(197.5)	(355.4)
	(99.1)	(90.0)	(205.0)

Interest cover on headline PBIT	4.6 times	3.8 times	5.0 times

Calculation of headline EBITDA

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Headline PBIT (as above)	455.3	342.2	1,017.2
Depreciation of property, plant and equipment	93.0	97.3	195.3
Amortisation of other intangible assets	12.5	16.2	30.5
Headline EBITDA	560.8	455.7	1,243.0

WPP/page 29

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

19.    Non-GAAP measures of performance (continued)

Reconciliation of profit before taxation to headline PBT
and headline earnings for the six months ended 30 June 2010

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Profit before taxation	243.9	179.3	662.6

Amortisation and impairment of acquired intangible assets	87.0	88.1	172.6
Goodwill impairment	10.0	40.0	44.3
Gains on disposal of investments	(6.8)	(8.4)	(31.1)
Investment write-downs	2.2	4.3	11.1
Share of exceptional losses/(gains) of associates	0.4	(0.3)	1.6
Revaluation of financial instruments	19.5	(50.8)	(48.9)
Headline PBT	356.2	252.2	812.2

Taxation (excluding net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items)	(85.2)	(62.5)	(193.0)
Non-controlling interests	(31.8)	(29.9)	(69.2)

Headline earnings	239.2	159.8	550.0

Ordinary dividends1	75.1	63.7	189.8

Dividend cover on headline earnings	3.2 times	2.5 times	2.9 times
 1 For the six months ended 30 June 2010, ordinary dividends represent an estimate of the 2010 first interim dividend expected to be paid to share owners in November 2010, based on the number of shares in issue at 30 June 2010. The corresponding figure for the six months ended 30 June 2009 represents the 2009 first interim dividend paid in November 2009.

Headline PBIT margins before and after share of results of associates

	Margin (%)	Six months ended 30 June 2010	Margin (%)	Six months ended 30 June 2009
		£m		£m

Revenue		4,440.9		4,288.7
Headline PBIT	10.3	455.3	8.0	342.2
Share of results of associates (excluding exceptional losses/gains)		22.7		19.5
Headline PBIT excluding share of results of associates	9.7	432.6	7.5	322.7

WPP/page 30
WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

19.    Non-GAAP measures of performance (continued)

Reconciliation of free cash flow for the six months ended 30 June 2010

	Six months ended 30 June 2010	Six months ended 30 June 2009	Year ended 31 December 2009
	£m	£m	£m
Cash generated by operations	17.4	(14.5)	1,137.6
Plus:
Interest received	27.1	96.2	99.6
Investment income	1.0	0.4	1.4
Dividends received from associates	24.6	22.1	45.5
Share option proceeds	9.3	0.1	4.1
Movements in working capital and provisions	555.7	481.9	102.1
Proceeds on disposals of property, plant and equipment	1.5	2.1	9.2
Less:
Interest and similar charges paid	(134.1)	(200.7)	(248.7)
Purchases of property, plant and equipment	(79.9)	(113.0)	(222.9)
Purchases of other intangible assets (including capitalised computer software)	(9.9)	(16.1)	(30.4)
Corporation and overseas tax paid	(95.7)	(94.9)	(216.6)
Dividends paid to non-controlling interest in subsidiary undertakings	(33.3)	(31.3)	(63.0)
Free cash flow	283.7	132.3	617.9

WPP/page 31

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

20.	Going concern and liquidity risk

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 30 June 2010, the Group had access to £4.9 billion of committed funding with maturity dates spread over the years 2010 to 2020 as illustrated below.

	Maturity by year

		2010	2011	2012	2013	2014	2015	2016	2017+
	£m	£m	£m	£m	£m	£m	£m	£m	£m
£ bonds £200m (6.375% ’20)	200.0								200.0
£ bonds £400m (6.0% ’17)	400.0								400.0
Eurobonds €750m (6.625% ’16)	614.5							614.5
Eurobonds €500m (5.25% ’15)	409.6						409.6
£450m convertible bonds (5.75% '14)	450.0					450.0
US bond $650m (5.875% ’14)	434.4					434.4
US bond $600m (8.0% ’14)	401.0					401.0
Eurobonds €600m (4.375% ’13)	491.6				491.6
Bank revolver $1,600m	1,069.3			1,069.3
TNS acquisition revolver £400m*	400.0	200.0	200.0
TNS private placements $55m	36.8			20.0		16.8

Total committed facilities available	4,907.2	200.0	200.0	1,089.3	491.6	1,302.2	409.6	614.5	600.0
Drawn down facilities at 30 June 2010	3,929.7	-	-	511.8	491.6	1,302.2	409.6	614.5	600.0
Undrawn committed credit facilities	977.5

Drawn down facilities at 30 June 2010	3,929.7
Net cash at 30 June 2010	(952.0)
Other adjustments	51.1
Net debt at 30 June 2010	3,028.8
*Facility reduced to £200m on 9 July 2010

The Group’s borrowings are evenly distributed between fixed and floating rate debt. Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing the financial market risks, in particular interest rate and foreign exchange exposures.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2009 Annual Report and Accounts and in the opinion of the Board remain relevant for the remaining six months of the year.

WPP/page 32

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

21.    Principal risks and uncertainties

The directors have considered the principal risks and uncertainties affecting the Group for the second half of 2010 and determined that these are unchanged from those presented in the Group’s published Annual Report and Accounts and Form 20-F for the year ended 31 December 2009. The Annual Report and Accounts and Form 20-F are published in the Investor Relations section of the Group website (www.wpp.com) and are available from the Group on request.

WPP PLC has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level within the business.  These are presented on pages 115 to 119 of the published 2009 Annual Report and Accounts.  Pages 5 and 6 of the Group’s Form 20-F for the year ended 31 December 2009 contain a detailed explanation of the risk factors identified by the Group and these are summarised below:

Clients

The Group competes for clients in a highly competitive industry and client loss may reduce market share and decrease profits.

The Group receives a significant portion of its revenues from a limited number of large clients and the loss of these clients could adversely impact the Group’s prospects, business, financial condition and results of operations.

Corporate Responsibility

Breaches of privacy and data protection rules could have an adverse impact on the Group.

Risk to the Group’s reputation from undertaking controversial client work.

Economic

The Group’s businesses are subject to economic and political cycles. Many of the economies in which the Group operates have been under significant stress or in recession.

Financial

Currency exchange rate fluctuations could adversely impact the Group’s consolidated results.

Changes to the Group’s debt issue ratings by the rating agencies Moody’s Investor Services and Standard and Poor’s Rating Service may affect the Group’s access to debt capital.

The Group may be unable to collect balances due from any client that files for bankruptcy or becomes insolvent.

Mergers & Acquisitions

The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions and may be unsuccessful in integrating any acquired operations with its existing businesses.

Goodwill and other acquired intangible assets recorded on the Group’s balance sheet with respect to acquired companies may become impaired.

Operational

The Group operates in 107 countries and is exposed to the risks of doing business internationally.

People

The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles.

WPP/page 33

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

21.    Principal risks and uncertainties (continued)

Regulatory/Legal

The Group may be subject to regulations restricting its activities.

The Group may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients’ products may be defective.

Civil liabilities or judgments against the Company or its directors or officers based on U.S. federal or state securities laws may not be enforceable in the U.S. or in England and Wales or in Jersey.

WPP/page 34

WPP PLC

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

a.	the condensed set of financial statements has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’;
b.
the interim management report and note 21 includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

c.	the interim management report and note 18 includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein).

Signed on behalf of the Board on 24 August 2010.

P W G Richardson
Group finance director

WPP/page 35

Independent review report to WPP plc

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2010 which comprises the condensed consolidated interim income statement, statement of comprehensive income, cash flow statement, balance sheet, statement of changes in equity and related notes 1 to 20. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2010 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditors
London, UK
24 August 2010

Appendix 2	WPP/page 36

WPP PLC

Interim results for the six months ended 30 June 2010
in reportable US Dollars1

Unaudited illustrative condensed consolidated interim income statement for the six months ended 30 June 2010

	Six months ended 30 June 2010	Six months ended 30 June 2009		Year ended 31 December 2009
	$m	$m	+/(-)%	$m
Billings	30,904.4	27,989.6	10.4	59,388.7

Revenue	6,756.6	6,402.6	5.5	13,598.2
Direct costs	(548.5)	(498.2)	(10.1)	(1,103.8)
Gross profit	6,208.1	5,904.4	5.1	12,494.4
Operating costs	(5,703.5)	(5,605.6)	(1.7)	(11,275.6)
Operating profit	504.6	298.8	68.9	1,218.8
Share of results of associates	33.6	30.4	10.5	91.2
Profit before interest and taxation	538.2	329.2	63.5	1,310.0
Finance income	60.2	169.8	(64.5)	241.4
Finance costs	(211.5)	(302.8)	30.2	(562.3)
Revaluation of financial instruments	(28.9)	83.2	-	80.1
Profit before taxation	358.0	279.4	28.1	1,069.2
Taxation	(92.4)	(62.4)	(48.1)	(249.3)
Profit for the period	265.6	217.0	22.4	819.9

Attributable to:
Equity holders of the parent	217.4	169.7	28.1	708.1
Non-controlling interests	48.2	47.3	(1.9)	111.8
	265.6	217.0	22.4	819.9

Headline PBIT	679.6	519.1	30.9	1,622.7
Headline PBIT margin	10.1%	8.1%		11.9%
Headline PBT	528.2	386.2	36.8	1,301.8

Reported earnings per share2
Basic earnings per ordinary share	17.8 ¢	13.9 ¢	28.1	58.1 ¢
Diluted earnings per ordinary share	17.3 ¢	13.7 ¢	26.3	57.2 ¢

Headline earnings per share2
Basic earnings per ordinary share	28.7 ¢	20.0 ¢	43.5	72.4 ¢
Diluted earnings per ordinary share	28.0 ¢	19.8 ¢	41.4	71.3 ¢

1 The unaudited consolidated income statement above is presented in reportable US dollars for information purposes only and has been prepared assuming the US dollar is the reporting currency of the Group, whereby local currency results are translated into US dollars at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of US$1.5257 to the pound for the period ended 30 June 2010 (period ended 30 June 2009: US$1.4933; year ended 31 December 2009: US$1.5667).

2 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

WPP/page 37

WPP PLC

GLOSSARY AND BASIS OF PREPARATION

Average net debt
Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group’s automated banking system. Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new billings
Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ media budgets, which may not necessarily result in actual billings of the same amount.

Constant currency
The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2010 exchange rates to local currency reported results for the current and prior year. This gives a US dollar-denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Free cash flow
Free cash flow is calculated as headline operating profit before non cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

Gross margin/gross profit
The Group uses the terms gross margin and gross profit interchangeably. Headline gross margin margin is calculated as Headline PBIT (defined below) as a percentage of gross profit.

Headline earnings
Headline PBT less taxation (excluding net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items) and non-controlling interests.

Headline operating profit/Headline PBIT
Profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets and share of exceptional gains/losses of associates.

Headline PBT
Profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains/losses of associates and gains/losses arising from the revaluation of financial instruments.

Operating margin
Headline operating profit as a percentage of revenue.

Pro forma (‘like-for-like’)
Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.